Exhibit 99.1

REE Automotive Announces Fourth Quarter and Fiscal Year 2024 Earnings Results

TEL AVIV, Israel, (May 15, 2025) – REE Automotive Ltd. (Nasdaq: REE) (“REE” or the “Company”), an automotive technology company that develops and builds software-defined vehicle technology and a provider of full by-wire electric trucks and platforms, today announced its fourth quarter and fiscal year 2024 financial results.

“2024 was a breakthrough year for REE. We successfully accelerated our vision of software defined vehicle (SDV) technology from concept to commercial reality in 2024. We are seeing growing interest in our SDV platform from OEMs and technology companies, as evidenced by our reservations. We are encouraged by the notable interest in our software-defined platform in the market and we look forward to empowering our customers, not competing with them, with the tools and intelligence to build smarter, safer and more adaptable vehicles,” said Daniel Barel, Co-Founder and Chief Executive Officer of REE.

“We entered 2025 with positive momentum. However, the broader macroeconomic environment has changed significantly in recent months. The uncertainty created by U.S. tariffs and trade policy has been disruptive to the global automotive industry, and its global supply chains, thus impacting our production ramp. In turn, this has made our quest to ramp our own production both more challenging and more risky. In light of this new environment, we made the prudent decision to make changes to our previous plans. Notably, the decision to implement a temporary pause to prior production plans while we monitor ongoing manufacturing and supply chain conditions. Commensurately, we have taken actions to significantly reduce operating expenses. In addition, in March 2025 we raised new equity capital to ensure we are well positioned especially given today’s challenging market environment and in light of the growing demand for our SDV technology, as the early stages of production ramp are expensive and impose a financial burden. These were not easy decisions, but they reflect our commitment to ensure the Company’s long-term viability and success.

“The critical question for REE in recent years has been identifying the right path to bring our technology to the customers who need it most. We are seeing that answer through a path of deploying our technology through less capital-intensive approaches, including licensing and partnership models. We are actively advancing several commercial opportunities along these lines, and we remain optimistic in our ability to serve customers and pursue growth in this way, even in the face of broader industry and trade headwinds. To be clear, production remains a part of our long-term strategy; the pause is presently seen as temporary. Heightened uncertainty in the current environment has led us, for now, to de-emphasize a near-term large-scale production ramp. We believe that this pause allows us to preserve cash, giving flexibility to adapt as market conditions evolve.”

“The Company has technology that serves unmet customer needs, and we are pursuing low-capital intensity routes to market,” said Daniel Barel.

Q4 and 2024 Year-End Financial Results and Recent Highlights

●	$72.3 million in cash & cash equivalents as of December 31, 2024, compared to $85.6 million in cash & cash equivalents and short-term investments as of December 31, 2023. Each inclusive of a credit facility[1] in the amount of $18 million and $15 million, respectively.

●	Free Cash Flow (FCF) burn continued to narrow with 18% decrease year-over-year (YoY) related to continuing expenses alignment with our 2024 business plan in an effort to obtain operational efficiencies and substantial completion of the research and development (“R&D”) phase of the P7 program.

●	U.S. Generally Accepted Accounting Principles (GAAP) net loss in 2024 was $111.8 million compared to $114.2 million in 2023. The year-over-year improvement was primarily driven by lower engineering and R&D related expenses, following the substantial completion of the R&D phase of the P7 program, as well as the continued realignment with our 2024 business plan that lowered overall operating expenses. These improvements were partially offset by non-cash losses related to the remeasurement of warrants and derivative liabilities, which were adversely affected by an increase in REE’s share price at the end of 2024.

●	Non-GAAP net loss in 2024 was $70.3 million compared to $98.3 million in 2023. The YoY improvement was primarily driven by lower engineering and R&D expenses, following the substantial completion of the R&D phase of the P7 program, as well as continued realignment with our 2024 business plan that lowered overall operating expenses.

●	Fourth quarter 2024 GAAP net loss was $37.3 million compared to $38.5 million in Q3 2024 and $35.2 million in Q4 2023. The quarter-over-quarter improvement was primarily driven by lower non-cash losses from the remeasurement of warrants and derivative liabilities, partially offset by higher cost of revenues associated with the production of P7 vehicles. The year-over-year increase in net loss was primarily driven by non-cash losses from the remeasurement of warrants and derivative liabilities, partially offset by increased non-recurring engineering development costs in Q4 2023.

●	Non-GAAP net loss in the fourth quarter was $19.8 million compared to $16.8 million in Q3 2024 and $32.2 in Q4 2023. The quarter-over-quarter increase in net loss was primarily driven by a higher cost of revenues associated with the production of P7 vehicles. The year-over-year improvement was mainly attributed to higher non-recurring engineering development costs in Q4 2023 compared to Q4 2024.

●	Raised approximately $60 million (gross) in 2024 including approximately $15 million in March, led by M&G, and approximately $45 million in September, led by M&G and Motherson.

●	Raised an additional approximately $36.5 million (gross) in the first quarter of 2025 through two registered direct offerings, which were respectively led by Motherson and M&G.

As part of our ongoing financial review, due to the recent changes in the macroeconomic environment and tariff situation negatively affecting our ability to bring our P7 to the market as planned and affecting our ability to raise debt, which directly impact our revenue forecast, management has determined that there is a substantial doubt about our ability to continue as a going concern for the next twelve months. Our plans to alleviate this going concern includes temporarily pausing production and significantly reducing costs, adjusting headcount with a view to optimize the corporate structure to become more flexible in the face of industry uncertainty. We will announce details of this in the near future, but for now, investors should expect significant reduction in operational expenses alongside the production pause.

A reconciliation of GAAP to non-GAAP measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP Financial Measures.”

[1]	For the avoidance of doubt, such cash does not reflect the inclusion of the additional $15 million non-binding term sheet for a credit facility entered into in 2024, which will likely not be completed prior to such letter’s expiration date

Investors may learn more about REE Automotive’s Q4 and Full Year 2024 results via the 2024 Shareholder Letter: LINK

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

Earnings Release and Call Information

Event: REE’s Fourth-Quarter and Fiscal Year 2024 Financial Results Conference Call
Date: Thursday, May 15, 2025
Time: 8:30 a.m. ET
Conference Call Dial-In: LINK

Webcast Registration: LINK
Add to calendar: LINK

Investors may submit questions for consideration by emailing investors@ree.auto.

Non-GAAP Financial Measures

We have provided financial information in this press release that has not been prepared in accordance with GAAP. These non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with peer companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures provided in the financial statement tables below.

We believe that Free Cash Flow (FCF) to be a liquidity measure that provides useful information to management and investors about the amount of cash used in our operational activities and capital expenditures. Free Cash flow burn represents the negative cash outflow used in our activities as explained above.

We believe that non-GAAP net loss reflects an additional means of evaluating REE’s ongoing operating results and trends. We believe that this non-GAAP measure provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automobile technology company that develops and produces cutting edge software-defined vehicle, or SDV, technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes and our technology is designed in an effort to be future proofed, autonomous capable. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and technology companies to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses the growing interest relating to its SDV platform; that it empowers its customers, and does not compete with them, with the tools and intelligence to build smarter, safer and more adaptable vehicles; the macroeconomic environment, including tariff and trade policy uncertainty and its continued effect on the automotive industry and its business; its intended actions to temporarily pause U.S. production of its vehicles, and reduce cash burn; that it intends to deploy its technology through the use of less capital-intensive approaches, including licensing and partnership models to generate revenue and pursue growth; that it has a long-term goal of returning to production; that it is attempting to complete a $15 million credit facility definitive agreement; and its belief that preserving cash will provide it with flexibility to adapt as market conditions evolve. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: risks relating to the substantial doubt that REE will have sufficient funds to satisfy its obligations for the foreseeable future and through the next 12 months; risk relating to REE’s inability repay its convertible notes due to insufficient cash flow from our business or to settle conversions of such convertible notes in cash or to repurchase the notes upon a change in control transaction; REE’s limited operating history; risks relating to the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events; REE’s business model not being proven; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; development of REE’s technology into marketable products; risk relating to REE’s failure to obtain significant orders for its products; REE’s uncertain assumptions relating to its operational or financial performance; REE’s operations in an industry that is new and rapidly evolving, and its use of estimates that are subject to significant uncertainty; risks relating to REE’s significant shareholders having substantial influence over REE; REE’s expectations with respect to the SDV market, which may not develop as REE expects or develops slower than REE expects; risks relating to consumer acceptance of SDV technology; risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or at any certain price even after a design win; risk relating to significant delays between the time we achieve a design win until we may be able to realize revenue from the vehicle model; REE’s reliance on an outsourced manufacturing business model, if and when it determine to manufacture; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; risks related to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; risks relating to future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions; the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 and in subsequent filings with the SEC.

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Comprehensive Loss

U.S. dollars in thousands (except share and per share data) (Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31, 2024	September 30, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues	$12	$11	$455	$183	$1,608
Cost of revenues	1,872	354	913	3,681	3,270
Gross loss	$(1,860)	$(343)	$(458)	$(3,498)	$(1,662)
Operating expenses:
Research and development expenses, net	13,653	12,386	28,587	49,460	82,662
Selling, general and administrative expenses	6,278	5,792	8,125	26,171	35,568
Total operating expenses	19,931	18,178	36,712	75,631	118,230
Operating loss	$(21,791)	$(18,521)	$(37,170)	$(79,129)	$(119,892)
Income (loss) from warrants remeasurement	(10,230)	(14,400)	396	(22,750)	396
Financial income (expenses), net	(4,494)	(5,579)	341	(7,812)	3,928
Net loss before income tax	(36,515)	(38,500)	(36,433)	(109,691)	(115,568)
Taxes on income (tax benefit)	781	(12)	(1,200)	2,063	(1,360)
Net loss	$(37,296)	$(38,488)	$(35,233)	$(111,754)	$(114,208)
Net comprehensive loss	$(37,296)	$(38,488)	$(35,233)	$(111,754)	$(114,208)
Basic and diluted net loss per Class A ordinary share	$(1.51)	$(2.56)	$(3.44)	$(7.01)	$(11.32)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	24,762,387	15,015,194	10,236,827	15,933,291	10,087,691

REE AUTOMOTIVE LTD.

Condensed Consolidated Balance Sheets

U.S. dollars in thousands (except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,262	$41,232
Short-term investments	—	44,395
Accounts receivable	11	455
Inventory	3,075	463
Other accounts receivable and prepaid expenses	7,158	6,959
Total current assets	82,506	93,504

NON-CURRENT ASSETS:
Non-current restricted cash	2,510	3,008
Other accounts receivable and prepaid expenses	3,091	2,871
Operating lease right-of-use assets	20,063	21,418
Property and equipment, net	22,110	17,099
Total non-current assets	47,774	44,396
TOTAL ASSETS	$130,280	$137,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term loan	$18,008	$15,019
Trade payables	5,602	3,703
Other accounts payable and accrued expenses	7,966	14,046
Operating lease liabilities	4,607	2,411
Total current liabilities	36,183	35,179

NON-CURRENT LIABILITIES:
Warrants liability	41,150	3,400
Convertible promissory notes	14,758	4,806
Deferred tax liability	1,782	—
Operating lease liabilities	13,279	16,440
Total non-current liabilities	70,969	24,646
TOTAL LIABILITIES	107,152	59,825

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value	—	—
Additional paid-in capital	971,018	914,211
Accumulated deficit	(947,890)	(836,136)
Total shareholders’ equity	23,128	78,075
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$130,280	$137,900

REE AUTOMOTIVE LTD.

Condensed Consolidated Statements of Cash Flows

U.S. dollars in thousands (Unaudited)

	Twelve Months Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities:

Net loss	$(111,754)	$(114,208)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,182	2,255
Accretion income on short-term investments	—	(731)
Share-based compensation	9,585	16,278
Change in fair value of warrants liability	22,750	(396)
Change in fair value of derivative liability	9,143	(240)
Amortization of discount of convertible promissory note	476	30
Interest expenses	872	81
Decrease (increase) in accrued interest on short-term investments	895	(169)
Increase in inventory	(3,412)	(463)
Decrease (increase) in accounts receivable	444	(455)
Decrease (increase) in other accounts receivable and prepaid expenses	(419)	5,401
Change in operating lease right-of-use assets and liabilities, net	390	2,123
Increase (decrease) in trade payables	1,905	(901)
Increase (decrease) in other accounts payable and accrued expenses	(4,956)	2,928
Increase in deferred tax liability	1,782	—
Decrease in deferred revenue	—	(943)
Loss from property and equipment sales and disposals	132	137
Net cash used in operating activities	(68,985)	(89,273)

Cash flows from investing activities:

Purchase of property and equipment	(7,531)	(3,745)
Purchases of short-term investments	—	(94,364)
Proceeds from short-term investments	43,500	147,726
Net cash provided by investing activities	35,969	49,617

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	45,535	467
Proceeds from exercise of options and warrants	13	129
Repayment of short term loan	(15,000)	—
Proceeds from short term loan	18,000	15,000
Proceeds from issuance of warrants	15,000	3,633
Proceeds from bifurcated embedded derivatives	—	4,179
Proceeds from convertible note	—	563
Net cash provided by financing activities	63,548	23,971

Increase (decrease) in cash, cash equivalents and restricted cash	30,532	(15,685)
Cash, cash equivalents and restricted cash at beginning of year	44,240	59,925
Cash, cash equivalents and restricted cash at end of period	$74,772	$44,240

Reconciliation of GAAP Financial Metrics to Non-GAAP

U.S. dollars in thousands (except share and per share data)

(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Net Loss on a GAAP Basis	$(37,296)	$(38,488)	$(35,233)	$(111,754)	$(114,208)
Financial expenses (income), net	4,494	5,579	(341)	7,812	(3,928)
Taxes on income (tax benefit)	781	(12)	(1,200)	2,063	(1,360)
Loss (income) from warrants remeasurement	10,230	14,400	(396)	22,750	(396)
Depreciation, amortization and accretion	1,865	1,629	1,541	6,767	5,070
Share-based compensation	2,164	1,783	3,388	9,585	16,278
Adjusted EBITDA	$(17,762)	$(15,109)	$(32,241)	$(62,777)	$(98,544)

Reconciliation of net cash used in operating activities to Free Cash Flow

	Three Months Ended			Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
Net cash used in operating activities	$(14,477)	$(16,476)	$(23,084)	$(68,985)	$(89,273)
Purchase of property and equipment	(4,708)	(907)	(392)	(7,531)	(3,745)
Free Cash Flow	$(19,185)	$(17,383)	$(23,476)	$(76,516)	$(93,018)

Reconciliation of GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and presentation of Non-GAAP net loss per Share, basic and diluted:

	Three Months Ended			Twelve Months Ended
	Dec 31, 2024	Sep 30, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023
GAAP operating expenses	$19,931	$18,178	$36,712	$75,631	$118,230
Share-based compensation	(2,164)	(1,783)	(3,388)	(9,585)	(16,278)
Non-GAAP operating expenses	17,767	16,395	33,324	66,046	101,952

GAAP net loss	(37,296)	(38,488)	(35,233)	(111,754)	(114,208)
Loss (income) from warrants remeasurement	10,230	14,400	(396)	22,750	(396)
Loss (income) from derivatives remeasurement	5,106	5,485	—	9,143	—
Share-based compensation	2,164	1,783	3,388	9,585	16,278
Non-GAAP net loss	$(19,796)	$(16,820)	$(32,241)	$(70,276)	$(98,326)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	24,762,387	15,015,194	10,236,827	15,933,291	10,087,691
Non-GAAP basic and diluted net loss per share	$(0.80)	$(1.12)	$(3.15)	$(4.41)	$(9.75)